20170087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2017

Michael A. Schwartz
Willkie Farr & Gallagher LLP
mschwartz@willkie.com

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated January 12, 2017

Dear Mr. Schwartz:

This is in response to your letter dated January 12, 2017 concerning the shareholder proposal submitted to IPG by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 26, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated January 12, 2017

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

There appears to be some basis for your view that IPG may exclude the proposal under rule 14a-8(i)(7), as relating to IPG's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to IPG's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if IPG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IPG relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

WILLKIE FARR & GALLAGHER LLP

MICHAEL A. SCHWARTZ
212 728 8267
mschwartz@willkie.com

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 12, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Interpublic Group of Companies, Inc.*
Stockholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We submit this letter on behalf of our client, The Interpublic Group of Companies, Inc., a Delaware corporation (the "**Company**"), which requests confirmation that the staff (the "**Staff**") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "**Exchange Act**"), the Company excludes the enclosed stockholder proposal and supporting statement (the "**Proposal**") submitted by Kenneth Steiner ("**Mr. Steiner**"), with John Chevedden ("**Mr. Chevedden**") and/or his designee authorized to act as Mr. Steiner's proxy (Mr. Steiner and Mr. Chevedden are referred to collectively as the "**Proponent**"), from the Company's proxy materials for its 2017 annual meeting of stockholders (the "**2017 Proxy Materials**").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Company received a letter from the Proponent containing the following Proposal for inclusion in the Company's 2017 Proxy Materials:

> **Confidential Voting**
>
> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:
>
> • Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules
>
> • Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
>
> • Rule 14a-8 shareholder proposals included in the proxy
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

In support of the Proposal, the Proponent added the following paragraphs (the "**Supporting Statement**"):

> Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as [sic] the ratification of lucrative stock options and to obtain more votes for their high executive pay.
>
> IPG shareholders have given strong support to shareholder proposals on governance topics like this proposal. For instance IPG shareholders gave 66% support to a 2016 shareholder proposal for proxy access. If our management adopts this proposal it will be a sign that management values our shareholder input.

A copy of the Proposal and Supporting Statement, as well as related correspondence from the Proponent, is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2017 Proxy Materials in reliance on:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

I. The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word. Instead, the term's meaning is "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." The general underlying policy of the exclusion is consistent with the policy of most state corporate laws and aims to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This policy rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second relates to the degree to which the proposal seeks to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A. *The Proposal is identical to shareholder proposals that the Staff has recently found excludable under Rule 14a-8(i)(7).*

In accordance with the principles described above, the Staff recently permitted the exclusion under Rule 14a-8(i)(7) of proposals identical to the Proposal that were submitted by the Proponent to other companies. *Baxter International Inc.* (December 27, 2016); *Kohl's Corporation* (December 27, 2016); *Pfizer Inc.* (December 27, 2016). In granting relief under Rule 14a-8(i)(7), the Staff noted that each such proposal "relate[d] to the monitoring of preliminary voting results with respect to matters that may relate to [such company's] ordinary business."

B. *The Proposal is similar to shareholder proposals that the Staff has consistently found excludable under Rule 14a-8(i)(7).*

The Staff's recent no-action position in *Baxter International*, *Kohl's* and *Pfizer* is supported by significant precedent. For example, the Staff recently allowed the exclusion under Rule 14a-8(i)(7) of a nearly identical shareholder proposal. *See Verizon Communications Inc.* (January 22, 2015) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that "the preliminary outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against shall not be available to management and shall not be used to solicit votes," noting that the proposal "relate[d] to the monitoring of preliminary voting results with respect to maters that may relate to Verizon's ordinary business").

Moreover, the Staff has allowed the exclusion under Rule 14a-8(i)(7) of similar proposals to restrict management's access to preliminary voting results, even though such proposals would have allowed the company's board to override the restriction if it determined that there was a compelling reason to do so. *FedEx Corp.* (July 18, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that "preliminary voting results ... not be provided to management prior to a shareholder meeting unless the board determines that there is a compelling reason to obtain them," noting that the proposal "relate[d] to the monitoring of preliminary voting results with respect to matters that may relate to FedEx's ordinary business"); *NetApp, Inc.* (July 15, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that "[n]o preliminary voting results ... be provided to management prior to a shareholder meeting unless the board determines that there is a compelling reason to obtain them," noting that the proposal "relate[d] to the monitoring of preliminary voting results with respect to matters that may relate to NetApp's ordinary business"). The Staff agreed that the shareholder proposals in *Fedex* and *NetApp* were excludable as relating to ordinary business, notwithstanding the exception allowing the board to obtain preliminary voting results for a compelling reason. The Proposal, like the *Baxter International*, *Kohl's*, *Pfizer* and *Verizon* proposals, is even more restrictive of the company's ability to conduct its annual shareholder meetings than the proposals excluded in *FedEx* and *NetApp* because it provides for no such exception.

As in the precedent cited above, implementation of the Proposal would impede the ability of the Company to conduct its annual shareholder meetings because the proposal would prevent the Company from obtaining preliminary voting information necessary to prepare for and conduct the annual shareholder meeting. Company management uses running tallies of votes to monitor shareholder sentiment on matters to be brought to a vote at the annual shareholder meeting. Such information provides the Company's management with an opportunity to discuss issues with shareholders prior to the annual meeting and also enables the Company's management to prepare for questions and comments that may be raised during the annual shareholder meeting. Such information assists management in conducting an efficient and informed annual shareholder meeting.

Preventing access to preliminary voting information hinders communication between management and shareholders during the proxy solicitation process because it limits management's awareness of shareholder sentiment. In stating that preliminary voting information shall not "not be used to solicit votes", the Proposal restricts some of the most routine and neutral forms of communications between the Company and its shareholders prior to the annual shareholder meeting. NYSE specifically requires that companies solicit proxies for all meetings of shareholders, and explains that the "purpose and intent is to afford shareholders a convenient method of voting, with adequate disclosure, on matters which may be presented at shareholders' meetings." *See* NYSE Listed Company Manual, Section 402.04(A). In conjunction with Section 310.00, which states that the "Exchange [NYSE] is of the opinion that the quorum required for any meeting of the holders of common stock should be sufficiently high to insure a representative vote," the NYSE manual suggests that companies should continue to monitor and solicit votes even after a quorum has been achieved to ensure fuller shareholder participation in the annual proxy process. *See* NYSE Listed Company Manual, Section 310.00. Indeed, Rule 14a-6(f) under the Exchange Act states that communications that do no more than request that copies of communications with shareholders which do no more than request that forms of proxy previously solicited be signed and returned to the Company need not be filed with the Commission. However, because such communications would constitute a "solicitation" under Rule 14a-1 of the Exchange Act, they would be prohibited under the Proposal.

The Staff has consistently allowed exclusion under Rule 14a-8(i)(7) of shareholder proposals targeting the conduct of communications between a company and its shareholders as such proposals relate to ordinary business matters. *See, e.g., Con-Way, Inc.* (January 22, 2009) (permitting exclusion under Rule 14a-8(i)(7) as relating to ordinary business matters of a proposal requesting that "the board of directors take the necessary steps to ensure that future annual shareholder meetings be distributed over the internet using webcast technology"); *Servotronics, Inc.* (February 19, 2015) (permitting exclusion under Rule 14a-8(i)(7) as relating to ordinary business matters of a proposal requesting that "a question-and-answer period be included in conjunction with the Servotronics Annual Shareholder Meetings"); *Mattel, Inc.* (January 14, 2014) (permitting exclusion under Rule 14a-8(i)(7) as relating to ordinary business matters of a proposal requesting that "the Board of Directors, through the voice of its Chairman...answer with accuracy the questions asked by shareholders at the Annual Meeting, providing the questions are legitimate, of relevance to shareholders' interests and ask for answers that do not violate laws or by-laws"); *Peregrine Pharmaceuticals* (July 16, 2013) (permitting exclusion under Rule 14a-8(i)(7) as relating to ordinary business matters of a proposal requesting that the Company make available "a period of no longer than forty-five (45) minutes on every public company conference call, when shareholders owning a minimum of 25,000 shares ... can ask management, board members and/or consultants on the call questions that relate to the operations of the Company"); *Bank of America Corporation* (February 16, 2006) (permitting exclusion under Rule 14a-8(i)(7) as relating to ordinary business matters of a proposal requesting that "all stockholders … be entitled to attend and speak at any and all annual meetings of stockholders").

In relating to the conduct of the Company's annual shareholder meetings and hindering routine communications between the Company and its shareholders, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

II. The Proposal is Materially False and Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials.

A. *The Proposal is impermissibly vague and indefinite so as to be inherently misleading.*

The Staff has consistently taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). The Staff has further explained that a stockholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its stockholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

The Proposal is vague and indefinite in at least the following respects, each of which is described in more detail below:

- the term "uncontested matters" is vague and indefinite;
- the Proposal includes a vague exception for monitoring votes to "achieve a quorum"; and
- the Proposal does not identify the particular voting information that would be unavailable to management and the board of directors.

The Staff has routinely permitted exclusion of proposals that, like the Proposal, fail to define key terms, contain internal inconsistencies and generally fail to provide guidance on how the Proposal would be implemented. *See, e.g.*, *Staples, Inc.* (Mar. 5, 2012) (concurring with the exclusion of proposal that contained inconsistent, vague and misleading terms and references, including "pro rata vesting" language subject to multiple interpretations and ambiguous terms such as "termination" and "change in control"); *Prudential Financial Inc.* (Feb. 16, 2007) (concurring with the exclusion of proposal requiring stockholder approval for certain "senior management incentive compensation programs" because the proposal contained key terms and phrases which were susceptible to differing interpretations); *The Home Depot, Inc.* (Mar. 28, 2013) (concurring with the exclusion of proposal to "strengthen ... weak shareholder right to act by written consent" that contained several vague and indefinite terms and a supporting statement that failed to resolve vague and indefinite nature of the proposal).

Consistent with the foregoing and for the reasons set forth below, the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3).

1. The term "uncontested matters" is vague and indefinite.

The Proposal requests that the Company adopt a bylaw that "votes cast by proxy on *uncontested matters* ... shall not be available to management or the Board ...." The Proposal, however, does not define "uncontested matters." While one might *guess* that a matter is "contested" where there is an active counter-solicitation against it, the Proposal provides absolutely no basis for determining whether a matter is "contested," for example, where it is the subject of a "vote no" campaign in the absence of a counter-solicitation; where it is opposed by a proxy advisory firm such as ISS or Glass Lewis; where it is opposed in one or more voting announcements by large stockholders under Rule 14a-1(l)(2)(iv); and/or where it is the subject of a lawsuit challenging the proposal. Instead, the Proposal provides examples of circumstances in which the bylaw "should apply." However, as discussed below, these circumstances are equally ambiguous and fail to provide any clarity on the intended scope of the proposed bylaw.

The Proposal relies on external standards to establish the corporate votes covered by the Proposal. The examples listed in the Proposal, which attempt to illustrate the scope of the Proposal in the absence of a definition of "uncontested matters," themselves rely on several vague and indefinite terms, including terms that invoke external standards that are not described in the Proposal. For example, the Proposal states that the bylaw would apply to "[M]anagement-sponsored or Board-sponsored resolutions seeking approval of executive pay *or for other purposes, including votes mandated under applicable stock exchange rules*", to "*[P]roposals required by law* ... to be put before shareholders for a vote ..." and to "*Rule 14a-8 shareholder proposals*."

The Staff has consistently concurred in the exclusion of stockholder proposals that, like the Proposal, define a material element by reference to an external source. *See, e.g., Citigroup Inc.* (Mar. 12, 2012) (concurring in exclusion of proposal where "extraordinary transaction" was defined by reference to applicable law or the stock exchange listing standard and the proposal included inconsistent language); *Dell Inc.* (Mar. 30, 2012) (concurring in exclusion of proposal with reference to "SEC Rule 14a-8(b) eligibility requirements" without elaboration); *The Boeing*

Co. (Mar. 2, 2011) (concurring in exclusion of proposal with reference to "executive pay rights" without sufficiently explaining the meaning of the phrase).

Because the Proposal would apply to all "votes mandated under applicable stock exchange rules" and "proposals required by law," an extraordinarily wide array of transactions would be covered by virtue of Delaware law, securities laws and the New York Stock Exchange listing standards. Stockholders reading the Proposal would have insufficient information to determine which corporate votes are intended to be covered by the Proposal. Further, the Supporting Statement, discussed in greater detail below, focuses on a much narrower range of proposals. As a result, stockholders would not necessarily anticipate that the Proposal would cover mergers, certain stock issuances, charter amendments and transfer of domicile, among other matters.

The examples of "uncontested matters" are internally inconsistent. The Proposal states that the restriction on voting information applies to "uncontested matters." The Proposal then lists examples illustrating when the restriction should be applicable. However, there is no discernible connection between "uncontested matters" and the matters referenced in the examples. In fact, certain examples in the Proposal appear to be at odds with the term "uncontested matters." For example, the Proposal states the restriction should be applicable to "14a-8 shareholder proposals," yet these frequently involve controversial or "contested" matters, with the issuer soliciting in opposition. The remaining examples cover an extremely broad range of matters, which by their nature may be contested or uncontested depending upon the circumstances and one's definition of "contested." For example, a merger, which is required to be submitted to stockholders under Delaware law, may be opposed by a counter-solicitation, the subject of a "vote no" campaign, opposed by a proxy advisory firm, opposed in one or more stockholder voting announcements, and/or challenged in court. Alternatively, a merger vote may be subject to no such opposition. As a result of these apparent inconsistencies, the examples provide little guidance regarding, and actually further obscure, the intended meaning of "uncontested matters."

The Proposal fails to provide any guidance on "uncontested matters" beyond the examples provided. As discussed above, the Proposal does not define "uncontested matters" and attempts to rely instead on a non-exhaustive list of examples to give that term meaning. As a result, it is not clear what matters, other than those referenced in the few examples provided, may also be considered "uncontested matters." Stockholders would therefore lack the information necessary to determine the full scope of matters intended to be covered by the Proposal.

2. The Proposal includes a vague exception for monitoring votes to "achieve a quorum."

The Proposal states that it will not "impede our Company's ability to monitor the number of votes cast to achieve a quorum." It is both unclear what circumstances this exception is intended to cover, as well as how this statement relates to, or can be reconciled with, the proposed restriction on access to voting information. In addition, the Proposal is internally inconsistent with respect to how the Proposal's restriction on preliminary information being used to solicit votes can be reconciled with the Proposal's language allowing the Company to "monitor the number of votes cast to achieve a quorum."

The Proposal does not address how, and what, voting information would be made available to "achieve a quorum."

The Proposal states that it will not impede the Company's ability to monitor votes to "achieve a quorum," but does not elaborate on how management and the board of directors might accomplish this objective while otherwise being denied access to voting information. For example, is management or the board entitled to information regarding the identities of the stockholders who have or have not voted, in order to solicit their votes to build a quorum, or are they only entitled to numbers indicating whether or not a quorum has been obtained? Alternatively, is the intent that an independent solicitor would need to be engaged in order to achieve this objective without providing management or directors access to voting information?

The Proposal's exception for monitoring votes to "achieve a quorum" is internally inconsistent.

The proposal states that a running tally of votes for and against "shall not be available to management or the Board and shall not be used to solicit votes," but also provides that the Proposal should not "impede [the] Company's ability to monitor the number of votes cast to achieve a quorum." While the exception would seem to allow access to voting results to determine whether a quorum will be met, the Proposal is unclear as to what course of action the Company may take if it identifies a quorum issue. In such event, the Company would need to solicit votes to ensure that a quorum is achieved. On the other hand, the Proposal's language only permits the Company the ability to "monitor" the number of votes cast to achieve a quorum, rather than solicit additional votes in the event the Company is at risk of not achieving a quorum.

3. **The Proposal does not identify the particular voting information that would be unavailable to management and the board of directors.**

The Proposal states that the "outcome of votes cast," which includes a "running tally of votes for and against," would not be available to management and the board of directors. However, these phrases do not actually identify the particular voting information that would be restricted, nor is it clear how such a restriction would practically be implemented in light of voting practices.

First, "outcome of votes cast" and "running tally of votes for and against" appear to be inconsistent – the phrase "outcome of votes cast" implies final voting results, while the phrase "running tally of votes for and against" implies interim voting results. Further, it is not clear in any particular vote whether "running tally of votes for and against" would include broker non-votes and abstentions.

Second, the Proposal seems to imply that the Company can control how third parties make their proxy votes available to the Company on a proposal-by-proposal basis. It is not clear how this would work, for example, in the context of the interim voting reports prepared by Broadridge Financial Solutions, Inc., as agent for banks and brokers, which are often provided to companies regardless of whether the information is requested or wanted. Given the complexity of the proxy solicitation process, the references to "outcome of votes cast" and "running tally of votes for and against" offer little guidance on how the Proposal may practically be implemented.

B. *The Proposal is false and misleading.*

The Staff has also permitted exclusion of proposals that are materially false and misleading in violation of Rule 14a-9. In particular, the Staff has found the exclusion of misleading proposals is appropriate where, as here, the supporting statement creates a false impression that does not relate to the core issues or circumstances addressed by the Proposal. *See, e.g.*, *Comshare, Incorporated* (Aug. 23, 2000) (concurring with exclusion of proposal requesting amendments to a company's rights plan where the supporting statement mischaracterized the operation of the company's current rights plans); *Bob Evans Farms, Inc.* (June 26, 2006) (concurring with partial exclusion of supporting statement where it failed to discuss the merits of the proposal and did not aid stockholders in deciding how to cast their votes).

For the following reasons, the Proposal is false and misleading and therefore may be excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8(i)(3).

1. **The Proposal's title and other references to "confidential voting" create a false impression.**

The title of the Proposal, which the Proponent states (in the "Notes" accompanying the Proposal) is part of the Proposal, is "Confidential Voting." The Proposal also includes various references to an "enhanced confidential voting requirement." However, the Proposal does not ask for stockholder information to be held confidential, but rather seeks only to prevent management's and the board of directors' access to, and solicitation of, voting results. The Proposal does not in any way limit the access of any other participants who may be engaged in a proxy solicitation to stockholders' voting information, or even prevent its publication. In addition, the Proposal seems to restrict access to voting information that does not even identify or provide any information regarding the beneficial owner. As a result, stockholders voting on the Proposal may believe that they are voting for a proposal to keep their voting information confidential when, in fact, they are voting for a proposal to limit management's ability to monitor voting results that do not even necessarily identify individual stockholders.

2. The supporting statement does not relate to the issues addressed by the Proposal.

The Proposal is also misleading because the Supporting Statement suggests that it is aimed at a management that is monitoring voting results and using this information to "to spend shareholder money" to influence the outcome of matters where they have a direct self-interest, such as the ratification of stock options and executive pay. First, management does not spend "shareholder money" when communicating with the Company's shareholders. Second, as discussed above, the Proposal actually covers a far more expansive universe of proposals than executive pay and other matters in which management has an interest, including any proposal required by law to be put before stockholders for a vote.

Furthermore, the Supporting Statement states that the Company's shareholders have given strong support to shareholder proposals "on governance topics like this proposal," and cites shareholder support for the Proponent's 2016 proxy access shareholder proposal as evidencing such support. The Proponent's proxy access shareholder proposal proposed the election of shareholder-nominated candidates for inclusion in the Company's annual proxy materials. As discussed above, the Proposal covers a broad range of Company conduct with respect to the tallying of votes and communications with shareholders during the proxy-solicitation process. The Proponent's proxy access shareholder proposal, on the one hand, and the Proposal, on the other, represent distinct corporate governance issues, and by no means did the Proponent's 2016 proxy access proposal present a "governance topic[ ] like" the Proposal. The Proponent's suggestion that shareholder support for the 2016 proxy access proposal would translate into, or is even relevant to, support for the Proposal is simply misleading.

In summary, the Supporting Statement not only fails to address the core issues of the Proposal, but also contains language and references, including the prominent title "Confidential Voting," that mislead stockholders as to the scope and impact of the Proposal.

III. The Proposal May Not be Revised Further as Any Revisions Would Not be Minor in Nature.

In Staff Legal Bulletin No. 14 (CF) (July 13, 2011) ("**SLB 14**"), the Staff notes that it has a "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected."

As described above, the defects present in the Proposal are neither "relatively minor" nor "easily corrected." These defects in the Proposal cannot be remedied with minor changes that "do not alter the substance of the proposal." Any revisions would, in effect, transform the Proposal into a new proposal altogether and therefore, consistent with SLB 14, should not be permitted.

CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2017 Proxy Materials.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 728-8267 or mschwartz@willkie.com.

Very truly yours,

Michael A. Schwartz

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden
Andrew Bonzani, Esq.
Robert J. Dobson, Esq.

<u>Exhibit A</u>

Copy of the Proposal and Related Correspondence

From: ***FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, November 20, 2016 9:50 PM
To: Bonzani, Andrew (NYC-IPG)
Cc: Dobson, Robert (NYC-IPG); Planchard, Steven (NYC-IPG)
Subject: Rule 14a-8 Proposal (IPG)``

Mr. Bonzani,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Adoption of this proposal will be a sign that management values shareholder input.
Sincerely,
John Chevedden

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew Bonzani
Corporate Secretary
The Interpublic Group of Companies, Inc. (IPG)
909 Third Avenue
New York, NY 10022
PH: 212 704-1200
PH: 212 704 1350
FX: 212 403 7710

Dear Mr. Bonzani,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

***FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

10-24-16
Date

cc: Robert Dobson <rdobson@interpublic.com>
PH: 212-704-1350
FX: 212-704-2236
Steven Planchard <steven.planchard@interpublic.com>

BC

[IPG: Rule 14a-8 Proposal, November 20, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their high executive pay.

IPG shareholders have given strong support to shareholder proposals on governance topics like this proposal. For instance IPG shareholders gave 66% support to a 2016 shareholder proposal for shareholder proxy access. If our management adopts this proposal it will be a sign that management values our shareholder input.

Please vote again to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
***FISMA & OMB Memorandum M-07-16 ***

From: Dobson, Robert (NYC-IPG) [mailto:robert.dobson@interpublic.com]
Sent: Friday, December 02, 2016 3:31 PM
To: ***FISMA & OMB Memorandum M-07-16 ***
Cc: Bonzani, Andrew (NYC-IPG) <Andrew.Bonzani@interpublic.com>
Subject: Rule 14a-8 Proposal (IPG) - Proof of Eligibility

Mr. Chevedden,

Please see the attached letter in response to the proposal you submitted on November 20, 2016.

Regards,

Robert Dobson

Robert J. Dobson / Vice President, Associate General Counsel and Assistant Secretary
+1 212 704-1350 office
+1 917 405-9384 mobile
+1 212 403-7710 fax
robert.dobson@interpublic.com

Interpublic Group 909 Third Avenue, 24th Floor New York, NY 10022

Robert Dobson
Vice President, Associate General Counsel & Assistant Secretary

Interpublic Group
909 Third Avenue
New York, NY 10022

(212) 704-1350 (tel.)
(212) 704-2236 (fax)
Robert.dobson@interpublic.com

December 2, 2016

VIA E-MAIL

Mr. John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth Steiner
***FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for The Interpublic Group of Companies, Inc.

Dear Mr. Chevedden and Mr. Steiner:

We hereby acknowledge receipt of an email to Andrew Bonzani, sent by Mr. Chevedden on November 20, 2016, submitting a shareholder proposal on behalf of Mr. Steiner relating to a confidential voting proposal (the "Proposal") for inclusion in the 2017 proxy statement of The Interpublic Group of Companies, Inc. (the "Company"). Note that, although Mr. Steiner's cover letter sent with the Proposal is dated October 24, 2016, the Proposal was not submitted until November 20, 2016, when Mr. Chevedden sent it to the Company via email. Mr. Steiner states in his letter that Mr. Chevedden is acting as his agent and that Mr. Chevedden will be representing him with regard to the proposal.

We write to inform you that in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), regarding the inclusion of shareholder proposals in a company's proxy statement, you have failed to provide proof of your eligibility to submit the Proposal.

Under Rule 14a-8(b), at the time you submit a proposal you must prove your eligibility to the Company by providing either:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, Mr. Steiner continuously held at least $2,000 in market value or 1% of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date the Proposal was submitted; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting Mr. Steiner's ownership of the required number of shares as of or before the date on which the one-year eligibility period begins.

Since Mr. Steiner is not a registered holder of the Company's common stock, in order for the Proposal to be properly submitted, you must provide the Company with the proper written evidence that Mr. Steiner meets the share ownership and holding requirements of Rule 14a-8(b).

If you do not timely submit the missing information with respect to proof of stock ownership as noted above, postmarked or transmitted electronically to the Company within 14 calendar days of receiving this letter, the Proposal will be automatically ineligible for inclusion in the Company's proxy statement for its 2017 Annual Meeting under Rule 14a-8(f). For your information, we have attached copies of Rule 14a-8, which governs shareholder proposals, and Staff Legal Bulletin 14F, which describes common errors shareholders can avoid when submitting proof of ownership.

Sincerely,

Robert J. Dobson
VP, Associate General Counsel
and Assistant Secretary

cc: Andrew Bonzani

From:***FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 12, 2016 11:02 PM
To: Dobson, Robert (NYC-IPG)
Cc: Bonzani, Andrew (NYC-IPG)
Subject: Rule 14a-8 Proposal (IPG) blb

Mr. Dobson,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

IPG

Post-it® Fax Note 7671	Date 12-12-16 # of pages▶
To Robert Dobson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16 ***
Fax # 212-704-2236	Fax #

December 12, 2016

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above referenced account since July 1, 2015.

1. The Dow Chemical Company (DOW)
2. Windstream Holdings Inc (WIN)
3. The Wendy's Company (WEN)
4. The Interpublic Group of Companies, Inc (IPG)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade